25 August 2006

VIA EDGAR AND FACSIMILE -(202) 772-9210

Mr. Mark P. Shurman

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Room 4561

Washington, D.C. 20549

Re:	Request for Acceleration

Pacific Internet Limited

Registration Statement on Form F-3

File No. 333-134586

Pacific Internet Limited (the “Company”), respectfully requests, under Rule 461(a) of the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the above-referenced Registration Statement under the Securities Act be accelerated to 4:30 p.m. on August 29, 2006 or as soon thereafter as possible.

The undersigned respectfully requests that you notify the Company of such effectiveness by a telephone call to Emad Khalil of Jones Day, the Company’s outside counsel, at (65) 6233-5890, and that such effectiveness also be confirmed in writing.

The Company confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the above-referenced Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pacific Internet Limited

Registration No: 199502086C

89 Science Park Drive #02-05/06 The Rutherford Singapore 118261 Tel: (65) 6872 0322 www.pacific.net.sg

Singapore • Hong Kong • Philippines • Australia • India • Thailand • Malaysia

PACIFIC INTERNET LIMITED

Letter to SEC dated 25 August 2006

Please contact Emad Khalil of Jones Day at (65) 6233-5890 (telephone), or (65) 6536-3939 (facsimile) if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

PACIFIC INTERNET LIMITED

By:	/s/ Deborah Foo
Name:	Deborah Foo
Title:	Vice President, Group Legal
Company Secretary

cc: Emad Khalil, Esq.

      Jones Day

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